Exhibit 1

HORIZON ENERGY DEVELOPMENT, INC.
BALANCE SHEET
(Unaudited)

At September 30, 2004
ASSETS
Property Plant & Equipment
Property Plant & Equipment	$408,778,216
Accumulated D, D & A	(180,872,765)

Net Property, Plant & Equipment	227,905,451

Current Assets:
Cash and Temporary Cash Investments	28,357,165
Notes Receivable-Intercompany	300,000
Receivables - Net	6,408,400
Accounts Receivable-Intercompany	57,129
Unbilled Utility Revenue	0
Materials/Supplies - Average Cost	4,078,788
Prepayments	722,165

Current Assets	39,923,647

Other Assets	289,432

Total Assets	$268,118,530

CAPITALIZATION & LIABILITIES
Capitalization:
Capital Stock of Subsidiaries	$4,750
Paid in Capital	38,245,591
Earnings Reinvested in Business	(17,227,505)
Accumulated Other Comprehensive Income	35,811,520

Total Common Stock Equity	56,834,356
Long-Term Debt Net of Current Portion	4,926,691
Notes Payable - Intercompany - Long Term	89,770,000

Total Capitalization	151,531,047

Minority Interest in Foreign Subsidiaries	37,048,312

Liabilities:
Notes Payable - Intercompany	34,700,000
Long Term Debt Due Current	4,926,691
Accounts Payable - Other	13,186,489
Accounts Payable - Intercompany	3,565,174
Other Accruals & Current Liabilities	2,539,111

Total Current Liabilities	58,917,465

Deferred Credits:
Accumulated Deferred Income Tax	17,525,983
Other Deferred Credit	3,095,723

Total Deferred Credits	20,621,706

Total Capitalization & Liabilities	$268,118,530